Exhibit 99.1

China Sunergy to Hold Annual General Meeting on August 25, 2011

NANJING, China, July 1, 2011 - China Sunergy Co., Ltd. (Nasdaq: CSUN) (“China Sunergy” or “the Company”), a specialized solar cell and module manufacturer, today announced that it will hold its Annual General Meeting (“AGM”) on August 25, 2011 at 9:00 a.m. (China Time). The AGM will be held at No. 123, Focheng West Road, Jiangning Economic & Technical Development Zone, Nanjing, Jiangsu 211100, the People’s Republic of China.

Holders of record of ordinary shares of the Company at the close of business on June 30, 2011 are entitled to notice of, and to vote at, the AGM or any adjournment or postponement thereof. Holders of the Company’s American depositary shares (“ADSs”) who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, JPMorgan Chase Bank, N.A.

The AGM will discuss and seek adoption of the following resolutions to be proposed by the Company:

1.           Proposal No. 1 – Retirement and Re-election of Mr. Tingxiu Lu as a Class A director of the Company;
2.           Proposal No. 2 – Retirement and Re-election of Mr. Jian Li as a Class A director of the Company;
3.           Proposal No. 3 – Retirement and Re-election of Mr. Zhifang Cai as a Class A director of the Company;
4.           Proposal No. 4 – Appointment of the Independent Auditor Deloitte Touche Tohmatsu CPA Ltd. for the fiscal year 2011; and
5.           Proposal No. 5 – The directors or each of Tingxiu Lu and Zhifang Cai (each, an “Officer”) be, and hereby are, authorized to take any and every action that might be necessary to effect the foregoing resolutions 1 to 4 as such director or Officer, in his or her absolute discretion, thinks fit.

For more details, please refer to this link to our corporate web site’s Investor Room:  http://chinasunergy.investorroom.com/index.php?s=68.

About China Sunergy Co., Ltd.

China Sunergy Co., Ltd. is a specialized manufacturer of solar cell and module products in China. China Sunergy manufactures solar cells from silicon wafers, which utilize crystalline silicon solar cell technology to convert sunlight directly into electricity through a process known as the photovoltaic effect, and assembles solar cells into solar modules. China Sunergy sells these solar products to Chinese and overseas module manufacturers, system integrators, and solar power systems for use in various markets. For more information, please visit our website at http://www.chinasunergy.com.

Investor and Media Contacts:

China Sunergy Co., Ltd.

Elaine Li
Phone: + 86 25 5276 6696
Email: Elaine.li@chinasunergy.com

Brunswick Group

Hong Kong Ginny Wilmerding Phone: + 852 3512 5000 Email: csun@brunswickgroup.com	Hong Kong Xiaoxiao Nina Zhan Phone: + 852 3512 5000 Email: csun@brunswickgroup.com

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical facts in this announcement are forward-looking statements. These forward-looking statements are based on current expectations, assumptions, estimates and projections about the Company and the industry, and involve known and unknown risks and uncertainties, including but not limited to, the Company’s ability to raise additional capital to finance the Company’s activities; the effectiveness, profitability, and the marketability of its products; litigations and other legal proceedings; the economic slowdown in China and elsewhere and its impact on the Company’s operations; demand for and selling prices of the Company’s products, the future trading of the common stock of the Company; the ability of the Company to operate as a public Company; the period of time for which its current liquidity will enable the Company to fund its operations; the Company’s ability to protect its proprietary information; general economic and business conditions; the volatility of the Company’s operating results and financial condition; the Company’s ability to attract or retain qualified senior management personnel and research and development staff; future shortage or availability of the supply of raw materials; impact on cost-competitiveness as a result of entering into long-term arrangements with raw material suppliers and other risks detailed in the Company’s filings with the Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, they cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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